UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2016

Commission File Number 001-36866

SUMMIT THERAPEUTICS PLC

(Translation of registrant’s name into English)

85b Park Drive

Milton Park, Abingdon

Oxfordshire OX14 4RY

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES  ☐            NO   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

On January 19, 2016, Summit Therapeutics plc (the “Company”) issued a press release announcing that the European Patent Office has granted the Company a key patent covering the novel antibiotic, ridinilazole, for the treatment of the infectious disease Clostridium difficile infection. The related press release is attached hereto as Exhibit 99.1.

On January 21, 2016, the Company issued a press release announcing that it has received approval from the UK Medicines and Healthcare products Regulatory Agency and the Research Ethics Committee to initiate PhaseOut DMD, a Phase 2 proof of concept clinical trial of SMT C1100 in patients with Duchenne muscular dystrophy. The related press release is attached hereto as Exhibit 99.2.

The information contained in Exhibits 99.1 and 99.2 shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUMMIT THERAPEUTICS PLC

By:	/s/ Erik Ostrowski
Erik Ostrowski
Chief Financial Officer

Date: January 22, 2016

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release dated January 19, 2016

99.2	Press Release dated January 21, 2016